UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

CHINA WORLD TRADE CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

16945T 20 9
(CUSIP Number)

Tsun Sin Man Samuel, Chairman
5/F Guangdong Finance Building
88 Connaught Road West, Hong Kong
People’s Republic of China
(011) 852-2116-3560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina  28031
Tel:  (704) 584-0268
Fax:  (704) 895-1528

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zeng Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of Peoples’ Republic of China
	7	SOLE VOTING POWER 15,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 15,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 (indirect ownership)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON IN

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Standford Global Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,000,000 (ownership of record)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON HC

Item 1.     Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of China World Trade Corporation, a Nevada corporation (the “Issuer”).  At present, there are 199,565,923 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

    The Reporting Persons are Zeng Yang, a citizen and resident of the Hong Kong SAR of the People’s Republic of China (hereinafter, “Ms. Zeng”), who is a Director and Chairman of Standford Global Capital Limited, a company organized and existing under the laws of the British Virgin Islands (“Standford Global Capital”), and Standford Global Capital.  The Reporting Persons are the beneficial owners of 15,000,000 shares of Common Stock by virtue of Ms. Zeng’s ownership of 100% of the share capital of Standford Global Capital and Standford Global Capital’s record ownership of said 15,000,000 shares of the Issuer.

    The Issuer’s principal executive offices are located at 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

Item 2.     Identity and Background.

a.	The names of the Reporting Persons are Ms. Zeng and Standford Global Capital.

b.
The business address of Ms. Zeng is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong. The registered office of Standford Global Capital is also 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

c.
Ms. Zeng’s principal business is acting as a Director of China World Trade Corporation, and her principal business address is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.  Ms. Zeng is also the Chaiman of Standford Global Capital.  Standford Global Capital’s principal business is to hold 15,000,000 shares of Common Stock and 250,000 shares of Series A Convertible Preferred Stock of the Issuer and its principal business address is 5/F, Guangdong Finance Building, 88 Connaught Road West, Hong Kong.

d.	During the past five years, neither Ms. Zeng nor Standford Global Capital has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Ms. Zeng nor Standford Global Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Standford Global Capital is a company organized and existing under the laws of the British Virgin Islands.

Item 3.     Source and Amount of Funds or Other Consideration.

    On March 28, 2007, the Issuer entered into a Share Exchange Agreement (the “Exchange Agreement”) by and among the Issuer, William Tsang, the Chairman and President of the Company (“Tsang”), Uonlive Limited, a corporation organized and existing under the laws of the Hong Kong SAR of the People’s Republic of China (“Uonlive”), Tsun Sin Man Samuel, Chairman of Uonlive (“Tsun”), Hui Chi Kit, Chief Financial Officer of Uonlive (“Hui”), Parure Capital Limited, a corporation organized and existing under the laws of the British Virgin Islands and parent of Uonlive (“Parure Capital”). For purposes of the Exchange Agreement, Tsun and Hui, as the holders of all of the outstanding capital stock of Parure Capital, were therein referred to as the “Shareholders”, and Parure Capital and Uonlive were therein referred to as the “Uonlive Subsidiaries.” Upon closing of the share exchange transaction contemplated under the Exchange Agreement (the “Share Exchange”), Tsun and Hui transferred all of their share capital in Parure Capital to the Issuer in exchange for, and assigned to corporations designated by Tsun and Hui, including Standford Global Capital, a portion of an aggregate of 150,000,000 shares of common stock of the Issuer and 500,000 shares of Series A Convertible Preferred Stock of the Issuer, which is convertible after six months from the date of issuance into one hundred shares of common stock of the Issuer, thus causing Parure Capital to become a direct wholly-owned subsidiary of the Issuer. No cash consideration was exchanged in connection with the closing under the Exchange Agreement.

    As previously stated herein, the Reporting Persons are considered to be the beneficial owners, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of the 15,000,000 shares of Common Stock that were assigned to Standford Global Capital.

Item 4.     Purpose of Transaction.

    The purpose of the transaction was to consummate a reverse merger of Uonlive into the Issuer. Uonlive operates an online radio station from offices in Hong Kong.

    In addition, pursuant to the terms and conditions of the Exchange Agreement:

•
On the Closing Date, the current officers of the Issuer resigned from such positions and the persons chosen by Uonlive were appointed as the officers of the Issuer, notably Tsun Sin Man Samuel, as Chairman, Cheung Chi Ho, as Chief Executive Officer, and Wong Kin Yu, as Chief Operating Officer, and Tsang and Zeliang Chen resigned from their positions as directors and officers; CM Chan resigned from his position as CEO, Larry Wei Fan will remain as CFO until further notice and Tsun and Cheung filled the vacancies on the Board created by their resignation.

•
On the Closing Date, the remaining members of the Board, namely Xiao Lei Yang, Chao Ming Luo and Ye Xin Long resigned from their positions as a director effective upon the expiration of the ten day notice period required by Rule 14f-1, at which time such persons designated by Uonlive will be appointed as directors of the Issuer, notably Carol Kwok, Ms. Zeng and Wong Kin Yu.

•	On the Closing Date, the Issuer paid and satisfied all of its “liabilities” as such term is defined by U.S. GAAP as of the closing.

•
As of the Closing, the parties consummated the remainder of the transactions contemplated by the Exchange Agreement, including the transfer of all of Issuer’s subsidiaries to Top Speed Technologies Limited, a British Virgin Islands corporation owned by William Tsang, pursuant to a sale and purchase agreement in consideration of cancellation of indebtedness owed by the Issuer to William Tsang.

    As of the date of the Exchange Agreement there were no material relationships between the Issuer or any of its affiliates and the Shareholders, or Uonlive, other than in respect of the Exchange Agreement.

    The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is attached as Exhibit 2.1 to a Form 8-K filed with the U.S. Securities and Exchange Commission on April 4, 2008.

    As mentioned above, Ms. Zeng is the Chairman of Standford Global Capital, in addition to holding the position of Director of the Issuer.  Ms. Zeng served as the network Engineer of DODI network tech (Guangzhou) Ltd. from 2005. She is at the final stage of attending a professional training course of Beida Jade Bird Aptech Guangzhou High-Tech Training Centre as Network Engineer. Ms.Zeng graduated from Wuhan Military School of Economics and Management major in Economics management in 2004

    Other than as heretofore described, neither Ms. Zeng nor Standford Global Capital has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.     Interest in Securities of the Issuer.

a.           After giving effect to the issuance of 150,000,000 shares of Common Stock pursuant to the Exchange Agreement, the Issuer will have 199,565,923 shares of Common Stock issued and outstanding.  At present, Ms. Zeng and Standford Global Capital beneficially own 15,000,000 shares of such common stock.  Ms. Zeng and Standford Global Capital disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Ms. Zeng has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Standford Global Capital takes the position that Standford Global Capital, by itself, does not have any voting power or dispositive power with respect to the Common Stock, although it is the record owner and a beneficial owner of the Common Stock. Accordingly, it is not listed in the following table.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Zeng	15,000,000	7.5%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Zeng	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Zeng	15,000,000	7.5%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Ms. Zeng	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Ms. Zeng and Standford Global Capital represent that no contracts, arrangements, understandings or relationships exist among Ms. Zeng and Standford Global Capital and between such persons and any person with respect to any securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZENG YANG

By: /s/ Zeng Yang
Name: Zeng Yang

Date:   April 28, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STANDFORD GLOBAL CAPITAL LIMITED

By /s/  Zeng Yang
Name: Zeng Yang
Title:   Director

Date:   April 28, 2008